                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 96

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               February 15, 2018
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
---------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                            (a)          [X]
         As to a group consisting of persons other than Covered Persons                   (b)          [X]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM                         [_]
         2(d) OR 2(e) (Applies to each person listed on Appendix A.)
---------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
---------------------------------------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER: 0
                 ----------------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
   NUMBER OF           16,156,488 Voting Shares/2/ held by Covered Persons
    SHARES             1,472 Shared Ownership Shares held by Covered Persons/3/
 BENEFICIALLY          651,533 Sixty Day Shares held by Covered Persons/4/
   OWNED BY            2,225,843 Other Shares held by Covered Persons/5/
     EACH        ----------------------------------------------------------------------------------------------
   REPORTING     9.    SOLE DISPOSITIVE POWER (See Item 6)
    PERSON             As to Voting Shares, less than 1%
     WITH              As to Shared Ownership Shares, Sixty Day Shares and Other
                       Shares, 0
                 ----------------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
---------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               19,035,336
---------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [_]
---------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              5.00%
---------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                           IN
---------------------------------------------------------------------------------------------------------------

--------
1  For a definition of this term, please see Item 2.
2  For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex B for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 107,571 shares of Common Stock held by 10 private charitable foundations established by 10 Covered Persons; (ii) 2,117,042 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 1,230 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                   ITEM 6                                            ITEM 6
           ITEM 1               Citizenship                 ITEM 1                Citizenship
----------------------------   (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------  ----------------   ----------------------------  ------------------
Fadi Abuali                    Canada/Kuwait     David E. Casner
Charles F. Adams                                 Kenneth Gerard Castelino            India
Nicole Vijay Agnew                 Canada        Donald J. Casturo
Raanan A. Agus                                   Christian Channell                    UK
Philip S. Armstrong                  UK          Sonjoy Chatterjee                   India
Aaron M. Arth                                    R. Martin Chavez
Armen A. Avanessians                             Alex S. Chi
Dean C. Backer                                   David Chou                            UK
Charles Baillie                                  Gary W. Chropuvka
Andrew J. Bagley                     UK          Thalia Chryssikou                   Greece
Vivek J. Bantwal                                 Massimiliano Ciardi                 Italy
Jennifer A. Barbetta                             Kent A. Clark                     Canada/USA
Steven K. Barg                                   Darren W. Cohen
Thomas J. Barrett III                            Stephanie E. Cohen
Jonathan Barry                                   Colin Coleman                    South Africa
Steven M. Barry                                  Denis P. Coleman III
Stacy Bash-Polley                                Kathleen A. Connolly
Gareth W. Bater                      UK          Thomas G. Connolly               Ireland/USA
Jonathan Andrew Bagot                            Karen R. Cook                         UK
  Bayliss                            UK          Kenneth W. Coquillette
Gerard M. Beatty                                 Richard N. Cormack                    UK
Deborah R. Beckmann                              David Coulson                       USA/UK
Jonathan A. Beinner                              James V. Covello
Heather Bellini                                  Christopher A. Crampton
Tracey E. Benford                                Jeffrey R. Currie
Philip R. Berlinski             Belgium/USA      Michael D. Daffey                 Australia
Frances R. Bermanzohn                            Canute H. Dalmasse
Robert A. Berry                    UK/USA        Anne Marie B. Darling
Avanish R. Bhavsar                               David H. Dase
Lloyd C. Blankfein                               Michael J. Daum
Michael Blum                                     Jennifer L. Davis
Vivek Bohra                                      Francois-Xavier de            France/Switzerland
                                                   Mallmann
Stefan R. Bollinger             Switzerland      Daniel L. Dees
Brian W. Bolster                                 Mark F. Dehnert
Shane M. Bolton                      UK          Massimo Della Ragione               Italy
Robert D. Boroujerdi                             Sara V. Devereux
Jill A. Borst                                    Olaf Diaz-Pintado                   Spain
William C. Bousquette, Jr.                       Joseph P. DiSabato
Sally A. Boyle                       UK          Michele I. Docharty
Michael J. Brandmeyer                            Jeff Douthit
Jason H. Brauth                                  Thomas M. Dowling
Clarence K. Brenan                               Robert Drake-Brockman                 UK
Samuel S. Britton                                Iain N. Drayton                       UK
Michael Bruun                     Denmark        Alessandro Dusi                     Italy
Steven M. Bunson                                 Isabelle Ealet                      France
Robert A. Camacho                                Kenneth M. Eberts III
Philippe L. Camu                  Belgium        David P. Eisman
Tavis Cannell                    UK/Ireland      Charalampos Eliades                 Greece
Michael J. Carr                                  James Ellery                          UK



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Kathleen G. Elsesser                             Nishi Grose                          UK
Edward A. Emerson               Argentina/UK     Bradley J. Gross                   UK/USA
James P. Esposito                                Peter Gross
Michael P. Esposito                              Anthony Gutman                     UK/USA
Carl Faker                     France/Lebanon    Carey Halio
Elizabeth C. Fascitelli                          Elizabeth M. Hammack
Stephan J. Feldgoise                             Joanne Hannaford                     UK
Patrick J. Fels                                  Jan Hatzius                       Germany
Benjamin W. Ferguson                             Brian Michael Haufrect
Carlos Fernandez-Aller             Spain         Peter Hermann                     Denmark
Jonathan H. Fine                   UK/USA        Edouard Hervey                     France
Wolfgang Fink                     Germany        Matthias Hieber                   Austria
Samuel W. Finkelstein                            Charles P. Himmelberg
Peter E. Finn                                    Amanda S. Hindlian
David A. Fishman                                 Martin Hintze                     Germany
Colleen A. Foster                                Kenneth L. Hirsch
David A. Fox                                     Kenneth W. Hitchner
Sheara J. Fredman                                Simon N. Holden                      UK
Christopher G. French                UK          Dane E. Holmes
David A. Friedland                               Ning Hong                          China
Richard A. Friedman                              Sean C. Hoover
Johannes P. Fritze              Germany/USA      Harold P. Hope III
Andrew John Fry                  Australia       Ericka T. Horan
Dino Fusco                                       Shin Horie                         Japan
Jacques Gabillon                   France        Russell W. Horwitz
Charlie H. Gailliot                              James P. Houghton                    UK
Sean J. Gallagher                                Erdit F. Hoxha                   Albania/UK
Gonzalo R. Garcia                  Chile         Pierre Hudry                       France
James R. Garman                      UK          Kathleen Hughes                 Ireland/USA
M. Huntley Garriott, Jr.                         Ming Yunn Stephanie Hui         UK/Hong Kong
Francesco U. Garzarelli            Italy         Irfan S. Hussain                  Pakistan
Gabriel Elliot Gelman                            Russell E. Hutchinson            Canada/USA
Matthew R. Gibson                                Hidehiro Imatsu                    Japan
Jeffrey M. Gido                                  Timothy J. Ingrassia
Gary T. Giglio                                   Omer Ismail                     USA/Pakistan
Nick V. Giovanni                                 William L. Jacob III
Joshua Glassman                                  Nitin Jindal                       India
John L. Glover III                               Christian W. Johnston            Australia
Justin G. Gmelich                                Andrew J. Jonas
Richard J. Gnodde              Ireland/South     Adrian M. Jones                   Ireland
                                   Africa        Eric S. Jordan
Cyril J. Goddeeris                 Canada        Roy R. Joseph                      Guyana
Jeffrey B. Goldenberg                            Andrew J. Kaiser
Alexander S. Golten                  UK          Etsuko Kanayama                    Japan
Court E. Golumbic                                Vijay M. Karnani                   India
Parameswaran Gopikrishnan          India         Alan S. Kava
Andrew M. Gordon                                 Geraldine Keefe                   UK/Spain
Sarah J. Gray                        UK          Andre Helmut Kelleners            Germany
Michael J. Graziano                              Kevin G. Kelly



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Christopher Keogh                                Raja Mahajan
Aasem G. Khalil                                  John A. Mahoney
Tammy A. Kiely                                   Puneet Malhi                        UK
John J. Kim                                      Raghav Maliah                     India
Robert C. King, Jr.                              John V. Mallory
Simon J. Kingsbury                   UK          Richard M. Manley                   UK
Hideki Kinuhata                    Japan         Clifton C. Marriott               USA/UK
Shigeki Kiritani                   Japan         Michael C. J. Marsh                 UK
Marie Louise Kirk                 Denmark        Elizabeth Gregory Martin
Maxim B. Klimov                   Ukraine        Sarah Marie Martin
Edward C. Knight                     UK          Alison J. Mass
Michael E. Koester                               Robert A. Mass
Kathryn A. Koch                    US/UK         Jason L. Mathews
J. Christopher A. Kojima         Canada/USA      Kathy M. Matsui
Adam M. Korn                                     Alexander Mayer                  Germany
David J. Kostin                                  John J. McCabe
Jorg H. Kukies                    Germany        Matthew B. McClure                  UK
Meena K. Lakdawala                               Dermot W. McDonogh               Ireland
Tuan Lam                                         Brendan Michael McGovern
Eric S. Lane                                     John J. McGuire, Jr.
David W. Lang                                    Sean T. McHugh
Nyron Z. Latif                                   John W. McMahon
Bruce M. Larson                                  Richard P. McNeil              Jamaica/USA
Hugh J. Lawson                                   Celine Mechain                    France
Scott L. Lebovitz                                Avinash Mehrotra
Brian J. Lee                                     Ali S. Melli                  Saint Kitts and
George C. Lee                                                                      Nevis
Gregory P. Lee                                   Xavier C. Menguy                  France
Ronald Lee                                       David D. Miller
David A. Lehman                                  Milton R. Millman III
Todd W. Leland                                   Jung Min
Laurent Lellouche                  France        Christina P. Minnis
Gregg R. Lemkau                                  Kayhan Mirza                      Canada
Gavin J. Leo-Rhynie             USA/Jamaica      Masanori Mochida                  Japan
Deborah R. Leone                                 Timothy H. Moe                   Ireland
Eugene H. Leouzon                  France        Joseph Montesano
John R. Levene                       UK          Ricardo Mora
Brian T. Levine                                  Sam Alexander Morgan                UK
Tianqing Li                      Hong Kong       Thomas C. Morrow
Gwen R. Libstag                                  Edward Gary Morse, Jr.
Dirk L. Lievens                   Belgium        Sharmin Mossavar-Rahmani            UK
Ryan D. Limaye                                   Heather Louise Mulahasani
Luca M. Lombardi                   Italy         Majedabadi Kohne                    UK
Victor M. Lopez-Balboa                           Takashi Murata                    Japan
Kyriacos Loupis                  Cyprus/USA      Marc O. Nachmann
David B. Ludwig                                  Ezra Nahum                      France/USA
Peter J. Lyon                                    Amol S. Naik                    India/USA
Paget MacColl                                    Jyothsna Natauri
John G. Madsen                                   Una M. Neary



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
-----------------------------  (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------- ----------------   ----------------------------  ----------------
Jeffrey P. Nedelman                              David T. Rusoff
                              Australia/UK/      Peter C. Russell
Dimitrios Nikolakopoulos          Greece         Paul M. Russo
Fergal J. O'Driscoll             Ireland         Colin J. Ryan                     Ireland
Gregory G. Olafson                Canada         Ankur A. Sahu                      India
Brett A. Olsher                   UK/USA         Mahesh Saireddy
Jernej Omahen                    Slovenia        Pablo J. Salame
Timothy J. O'Neill                               Julian Salisbury                     UK
Lisa Opoku                                       Thierry Sancier                    France
Peter C. Oppenheimer                UK           Luke A. Sarsfield III
Michael Martin Paese                             Adam H. Savarese
Gregory K. Palm                                  Jason M. Savarese
Konstantinos N. Pantazopoulos     Greece         John R. Sawtell                      UK
James R. Paradise                   UK           Susan J. Scher
Paul Gray Parker                                 Stephen M. Scherr
Francesco Pascuzzi                Italy          Clare R. Scherrer
Anthony W. Pasquariello                          Joshua S. Schiffrin
Sheila H. Patel                                  Harvey M. Schwartz
Nirubhan Pathmanabhan               UK           David A. Schwimmer
David B. Philip                                  Stephen B. Scobie                    UK
Nicholas W. Phillips                UK           John A. Sebastian
Hugh R. Pill                        UK           Stacy D. Selig
Ellen R. Porges                                  Gaurav Seth                        India
Kim-Thu Posnett                                  Karen Patton Seymour
Dmitri Potishko                 Australia        Kunal K. Shah                        UK
Alexander E. Potter                              Tejas A. Shah
Gilberto Pozzi                    Italy          Konstantin A. Shakhnovich
Macario Prieto                    Spain          Heather K. Shemilt                 Canada
Robert Pulford                      UK           Michael H. Siegel
Xiao Qin                            UK           Richard L. Siewert, Jr.
John J. Rafter                   Ireland         Suhail A. Sikhtian
Sumit Rajpal                                     Jason E. Silvers
Ganesh Ramani                     India          Nicholas Sims                    Australia
Richard N. Ramsden                  UK           Gavin Simms                          UK
Marko John Ratesic                               Michael L. Simpson
Andrew K. Rennie               Australia/UK      Kristin O. Smith
Lawrence J. Restieri, Jr.                        Marshall Smith
James H. Reynolds                 France         Sarah E. Smith                       UK
Kate D. Richdale                    UK           David M. Solomon
Michael J. Richman                               Mark R. Sorrell                      UK
Francois J. Rigou                 France         Christoph W. Stanger              Austria
Michael Rimland                                  Esta E. Stecher
Scott M. Rofey                                   Laurence Stein                     South
                                                                                  Africa/USA
John F. W. Rogers                                Kevin M. Sterling
Scott A. Romanoff                                John D. Storey                   Australia
Johannes Rombouts             The Netherlands    Patrick M. Street                    UK
Simon A. Rothery                Australia        Steven H. Strongin
Jason T. Rowe                                    Joseph Struzziery III
Jami Rubin                                       Umesh Subramanian                  India



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Ram K. Sundaram                    India         Ashok Varadhan
Li Hui Suo                         China         Christoph Vedral                  Germany
Robert J. Sweeney                                Andrea Vella                       Italy
Michael S. Swell                                 Philip J. Venables                 UK/USA
Joseph D. Swift                                  Rajesh Venkataramani
Aurora J. Swithenbank              USA/UK        Simone Verri                       Italy
Gene T. Sykes                                    Matthew P. Verrochi
Christopher W. Taendler                          Jeffrey L. Verschleiser
Harit Talwar                                     Robin A. Vince                     UK/USA
Jeremy Taylor                                    Alejandro Vollbrechthausen         Mexico
Megan M. Taylor                                  John E. Waldron
Richard J. Taylor                    UK          Simon R. Watson                      UK
Thomas D. Teles                                  Jeffrey S. Wecker
Pawan Tewari                                     Peter A. Weidman
Ryan J. Thall                                    Ronnie A. Wexler
David S. Thomas                                  Elisha Wiesel
Ben W. Thorpe                        UK          David D. Wildermuth
Oliver Thym                       Germany        John S. Willian
Andrew R. Tilton                                 Andrew F. Wilson                New Zealand
Joseph K. Todd                                   Andrew E. Wolff
Klaus B. Toft                     Denmark        Neil Edward Wolitzer
Hiroyuki Tomokiyo                  Japan         Denise A. Wyllie                     UK
Thomas Tormey                                    Yoshihiko Yano                     Japan
Padideh Nora Trojanow              USA/UK        Shinichi Yokote                    Japan
Kenro Tsutsumi                     Japan         W. Thomas York, Jr.
Eiji Ueda                          Japan         Wassim G. Younan                 Lebanon/UK
Toshihiko Umetani                  Japan         Han Song Zhu                       China
Peter van der Goes, Jr.                          Adam J. Zotkow
Mark A. Van Wyk
Damien R. Vanderwilt            Australia/UK
Jonathan R. Vanica

         This Amendment No. 96 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 96 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by approximately one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         (d), (e) During the last five years no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex A and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex C or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the 60 days preceding and including February 15, 2018.

         (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through certain approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,999,975 shares of Common Stock are subject to the Transfer Restrictions as February 15, 2018.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Harvey M. Schwartz and David M. Solomon are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex D.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

ITEM 4.       PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED
              PERSONS.

None.

                                                                        ANNEX B

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 651,533 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of February 15, 2018. Upon exercise of stock options or delivery of the shares pursuant to the terms of the restricted stock units, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX C

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On January 18, 2018, an aggregate of 2,449,307 shares of Common Stock were granted in the form of restricted stock under certain GS Inc. employee compensation plans or arrangements. Upon delivery, these shares immediately became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Denis P. Coleman III             January 18, 2018            3,900        251.0000
Robert Drake-Brockman            January 18, 2018              496        254.4900
Eugene H. Leouzon                January 18, 2018            1,259        251.6603
Sheila H. Patel                  January 18, 2018            2,128        250.9768
Johannes Rombouts                January 18, 2018            3,000        254.4900
Fadi Abuali                      January 19, 2018              500        254.1629
Massimiliano Ciardi              January 19, 2018              154        252.9265
John V. Mallory                  January 19, 2018            1,000        252.9429
John V. Mallory                  January 19, 2018            1,000        254.7980
Kristin O. Smith                 January 19, 2018              500        255.0000
Andrea Vella                     January 19, 2018           49,800        255.0000
Ronnie A. Wexler                 January 19, 2018            1,692        254.2982
Fadi Abuali                      January 22, 2018              700        260.5329
Michael Bruun                    January 22, 2018            1,034        255.5200
Michael J. Daum                  January 22, 2018            1,379        261.8261
Ganesh Ramani                    January 22, 2018            7,349        260.1261
Court E. Golumbic                January 22, 2018            1,731        261.2674
Simon N. Holden                  January 22, 2018            2,000        258.8963
Dirk L. Lievens                  January 22, 2018              754        255.5200
John V. Mallory                  January 22, 2018            2,000        260.3040
John V. Mallory                  January 22, 2018            1,000        262.4600
Nirubhan Pathmanabhan            January 22, 2018              563        260.0000
Robert Pulford                   January 22, 2018              862        261.2429
Paul M. Russo                    January 22, 2018               69        260.0000
Paul M. Russo                    January 22, 2018              100        260.2600
Paul M. Russo                    January 22, 2018              100        260.7800
Paul M. Russo                    January 22, 2018              100        260.8400
Paul M. Russo                    January 22, 2018            1,631        261.3505
Kunal K. Shah                    January 22, 2018            1,528        262.0744
Harit Talwar                     January 22, 2018            3,000        260.5576
Adam J. Zotkow                   January 22, 2018              500        260.6300
Fadi Abuali                      January 23, 2018              300        259.0167
Charles F. Adams                 January 23, 2018              674        259.1820
Nicole Vijay Agnew               January 23, 2018            1,000        260.0000
Philip S. Armstrong              January 23, 2018            1,473        258.5133
Andrew J. Bagley                 January 23, 2018              552        259.3422
Vivek J. Bantwal                 January 23, 2018              729        260.1246
Steven K. Barg                   January 23, 2018              759        260.0000
Thomas J. Barrett III            January 23, 2018              824        258.7508
Jonathan Barry                   January 23, 2018            1,702        258.0000
Stacy Bash-Polley                January 23, 2018            4,266        258.0000
Deborah R. Beckmann              January 23, 2018              430        258.6472
Jonathan A. Beinner              January 23, 2018           10,834        258.0000
Philip R. Berlinski              January 23, 2018            5,139        259.0200

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Frances R. Bermanzohn            January 23, 2018            4,454        258.3465
Frances R. Bermanzohn*           January 23, 2018            3,903        258.4213
Brian W. Bolster                 January 23, 2018              635        258.0000
Jill A. Borst                    January 23, 2018            1,419        258.0000
William C. Bousquette, Jr.       January 23, 2018              493        258.7500
Jason H. Brauth                  January 23, 2018            1,799        259.9500
Clarence K. Brenan               January 23, 2018              784        258.9717
Steven M. Bunson                 January 23, 2018              633        258.0000
Robert A. Camacho                January 23, 2018              658        259.0202
Philippe L. Camu                 January 23, 2018            3,394        258.6866
Michael J. Carr                  January 23, 2018            4,685        260.0006
Donald J. Casturo                January 23, 2018            1,000        259.3440
Gary W. Chropuvka                January 23, 2018              734        259.1527
Massimiliano Ciardi              January 23, 2018              200        259.1000
Darren W. Cohen                  January 23, 2018              282        258.0000
Colin Coleman                    January 23, 2018            2,199        260.0000
Denis P. Coleman III             January 23, 2018            4,850        257.9012
Kathleen A. Connolly             January 23, 2018              275        260.0000
Thomas G. Connolly               January 23, 2018            1,798        258.6670
James V. Covello                 January 23, 2018            1,348        258.0000
Christopher A. Crampton          January 23, 2018              231        258.0000
Daniel L. Dees                   January 23, 2018            6,702        259.1568
Massimo Della Ragione            January 23, 2018              829        258.6184
Robert Drake-Brockman            January 23, 2018              644        259.3087
Stephan J. Feldgoise             January 23, 2018              745        258.7310
Stephan J. Feldgoise             January 23, 2018            2,246        259.4087
Jonathan H. Fine                 January 23, 2018              635        258.6688
Christopher G. French            January 23, 2018            2,979        257.8778
Johannes P. Fritze               January 23, 2018              376        259.1410
Matthew R. Gibson                January 23, 2018            1,777        259.0414
Matthew R. Gibson                January 23, 2018            1,820        259.9251
Jeffrey M. Gido                  January 23, 2018              582        258.0000
Nick V. Giovanni                 January 23, 2018              683        259.3245
Joshua Glassman                  January 23, 2018              446        258.8902
John L. Glover III               January 23, 2018              731        259.9629
Court E. Golumbic                January 23, 2018              253        258.0000
Sarah J. Gray                    January 23, 2018              470        259.9079
Michael J. Graziano              January 23, 2018            4,432        258.0000
Bradley J. Gross                 January 23, 2018              946        258.0000
Carey Halio                      January 23, 2018              140        258.0000
Elizabeth M. Hammack             January 23, 2018            1,693        258.7096
Brian Michael Haufrect           January 23, 2018              231        258.0000
Amanda S. Hindlian               January 23, 2018              379        258.0000
Martin Hintze                    January 23, 2018            1,480        259.0692
Martin Hintze                    January 23, 2018            3,395        259.0730

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Kenneth L. Hirsch                January 23, 2018            1,820        259.0269
Ericka T. Horan                  January 23, 2018              294        258.7334
Russell W. Horwitz               January 23, 2018              946        258.0000
Kathleen Hughes                  January 23, 2018              376        258.0000
Irfan S. Hussain                 January 23, 2018              588        259.4879
Russell E. Hutchinson            January 23, 2018              379        258.0000
Omer Ismail                      January 23, 2018              185        258.7554
William L. Jacob III             January 23, 2018            5,015        258.6396
Andrew J. Jonas                  January 23, 2018            4,124        259.1551
Roy R. Joseph                    January 23, 2018            1,011        259.2853
Andre Helmut Kelleners           January 23, 2018              253        258.5579
Christopher Keogh                January 23, 2018              534        258.0000
Aasem G. Khalil                  January 23, 2018              400        260.0000
Tammy A. Kiely                   January 23, 2018              632        258.0000
Maxim B. Klimov                  January 23, 2018              700        258.7065
Maxim B. Klimov                  January 23, 2018              350        259.1749
Kathryn A. Koch                  January 23, 2018              298        258.0000
Kathy M. Matsui                  January 23, 2018            2,588        258.8836
Adam M. Korn                     January 23, 2018            3,794        259.9800
Meena K. Lakdawala               January 23, 2018            1,099        259.0082
Tuan Lam                         January 23, 2018            1,056        258.0000
Hugh J. Lawson                   January 23, 2018              909        258.4390
David A. Lehman                  January 23, 2018            4,034        258.0000
Todd W. Leland                   January 23, 2018            5,729        259.1253
Gavin J. Leo-Rhynie              January 23, 2018               70        257.7200
Ryan D. Limaye*                  January 23, 2018            2,309        258.0788
Ryan D. Limaye*                  January 23, 2018            2,378        259.6345
David B. Ludwig                  January 23, 2018              473        259.0000
David B. Ludwig                  January 23, 2018              500        259.3500
David B. Ludwig                  January 23, 2018              500        259.7310
Clifton C. Marriott              January 23, 2018              221        260.0000
Michael C. J. Marsh              January 23, 2018              745        258.4130
Sarah Marie Martin               January 23, 2018            3,928        258.0000
Alison J. Mass                   January 23, 2018            2,718        259.6194
Matthew B. McClure               January 23, 2018            1,473        259.0000
John J. McGuire, Jr.             January 23, 2018            1,123        258.8527
David D. Miller                  January 23, 2018            1,891        258.0000
Christina P. Minnis              January 23, 2018            1,693        258.0000
Joseph Montesano                 January 23, 2018            3,299        259.5361
Sam Alexander Morgan             January 23, 2018            1,348        257.8148
Marc O. Nachmann                 January 23, 2018            6,732        259.7233
Ezra Nahum                       January 23, 2018            3,464        258.0000
Amol S. Naik                     January 23, 2018              506        258.6157
Una M. Neary                     January 23, 2018              379        259.2353

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Jeffrey P. Nedelman*             January 23, 2018            3,794        259.1635
Michael Martin Paese             January 23, 2018              506        258.0000
Paul Gray Parker                 January 23, 2018            6,026        257.6755
Francesco Pascuzzi               January 23, 2018              277        258.6559
Francesco Pascuzzi               January 23, 2018              234        258.6871
Sheila H. Patel                  January 23, 2018            4,078        258.0000
Kim-Thu Posnett                  January 23, 2018              131        258.0000
Alexander E. Potter              January 23, 2018              588        258.0000
John J. Rafter                   January 23, 2018            1,271        260.0000
John J. Rafter                   January 23, 2018            2,452        260.0033
Sumit Rajpal                     January 23, 2018            5,015        259.9500
Marko John Ratesic               January 23, 2018              253        258.0000
Michael J. Richman               January 23, 2018            1,348        258.0000
Jason T. Rowe                    January 23, 2018              553        259.7436
David T. Rusoff                  January 23, 2018              506        258.0000
Peter C. Russell                 January 23, 2018            5,675        259.1636
Jason M. Savarese                January 23, 2018              734        258.5563
Susan J. Scher                   January 23, 2018            1,045        258.0000
Stephen M. Scherr                January 23, 2018            8,513        260.0000
Joshua S. Schiffrin              January 23, 2018            4,619        258.5000
Gaurav Seth                      January 23, 2018            1,004        258.0000
Tejas A. Shah                    January 23, 2018              824        258.0000
Konstantin A. Shakhnovich        January 23, 2018            3,794        259.1562
Richard L. Siewert, Jr.          January 23, 2018              682        258.0000
Gavin Simms                      January 23, 2018            3,534        259.8645
Michael L. Simpson               January 23, 2018              632        258.0000
Marshall Smith                   January 23, 2018            1,281        260.0016
Patrick M. Street                January 23, 2018            5,488        258.3818
Steven H. Strongin               January 23, 2018            9,173        258.0000
Joseph Struzziery III            January 23, 2018              897        258.6081
Umesh Subramanian                January 23, 2018              379        259.8300
Michael S. Swell                 January 23, 2018            1,182        258.0000
Joseph D. Swift                  January 23, 2018            1,079        258.0000
Christopher W. Taendler          January 23, 2018              635        258.0000
Thomas D. Teles                  January 23, 2018            6,896        259.1211
Ryan J. Thall                    January 23, 2018              994        259.0710
David S. Thomas                  January 23, 2018              242        258.0000
Joseph K. Todd                   January 23, 2018              480        258.7583
Thomas Tormey                    January 23, 2018            3,546        258.8253
Mark A. Van Wyk                  January 23, 2018            3,959        258.0000
Rajesh Venkataramani             January 23, 2018            2,023        258.9520
Matthew P. Verrochi              January 23, 2018            3,299        259.1739
Robin A. Vince                   January 23, 2018            2,000        259.0000
Ronnie A. Wexler                 January 23, 2018              588        259.1659

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Elisha Wiesel                    January 23, 2018            3,326        258.0000
Andrew E. Wolff                  January 23, 2018            3,500        259.6471
Neil Edward Wolitzer             January 23, 2018              151        258.0000
Charles F. Adams                 January 24, 2018              674        264.7474
Tracey E. Benford                January 24, 2018            2,685        262.2421
David E. Casner                  January 24, 2018            1,253        264.5000
Kenneth Gerard Castelino         January 24, 2018              682        263.5236
Donald J. Casturo                January 24, 2018            1,000        261.0790
Massimiliano Ciardi              January 24, 2018              108        263.1985
Kent A. Clark                    January 24, 2018           12,548        261.0000
Jennifer L. Davis                January 24, 2018              185        260.3000
Jeff Douthit                     January 24, 2018            5,161        264.1558
Iain N. Drayton                  January 24, 2018            1,593        260.3000
Benjamin W. Ferguson             January 24, 2018            2,378        263.5007
Samuel W. Finkelstein            January 24, 2018            1,261        262.5285
David A. Fox                     January 24, 2018              629        263.2664
David A. Fox                     January 24, 2018            1,182        264.5548
Gabriel Elliot Gelman            January 24, 2018            1,000        264.5000
Gary T. Giglio                   January 24, 2018              910        264.0000
Peter Gross                      January 24, 2018            4,149        261.0735
Peter Gross*                     January 24, 2018            3,785        273.6000
Jan Hatzius                      January 24, 2018            4,454        260.3000
Simon N. Holden                  January 24, 2018            2,000        264.1405
Aasem G. Khalil                  January 24, 2018              399        263.0000
Marie Louise Kirk                January 24, 2018              764        262.6000
Maxim B. Klimov                  January 24, 2018              700        263.8614
Eric S. Lane*                    January 24, 2018           11,549        264.0050
David W. Lang                    January 24, 2018              612        262.1167
Deborah R. Leone                 January 24, 2018            1,473        260.3000
Dirk L. Lievens                  January 24, 2018              434        264.3353
Dirk L. Lievens                  January 24, 2018              209        264.6891
Peter J. Lyon                    January 24, 2018            1,165        261.0000
Brendan Michael McGovern         January 24, 2018            5,212        261.0000
Brett A. Olsher                  January 24, 2018            6,652        263.1063
Timothy J. O'Neill               January 24, 2018           12,411        260.9926
Anthony W. Pasquariello          January 24, 2018            1,320        265.0000
Nirubhan Pathmanabhan            January 24, 2018            6,796        260.3000
David B. Philip                  January 24, 2018            5,015        263.6756
Gilberto Pozzi                   January 24, 2018            1,873        260.3000
Andrew K. Rennie                 January 24, 2018            4,463        264.2030
Scott M. Rofey                   January 24, 2018              285        264.0500
Paul M. Russo                    January 24, 2018              300        262.6833
Paul M. Russo                    January 24, 2018              700        264.2771
Jason E. Silvers*                January 24, 2018              285        264.7370

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Laurence Stein                   January 24, 2018            4,787        264.5808
Gene T. Sykes*                   January 24, 2018            5,000        263.8092
Harit Talwar                     January 24, 2018            1,000        262.5000
Megan M. Taylor                  January 24, 2018            2,627        260.3000
Ashok Varadhan                   January 24, 2018            5,454        264.2525
Robin A. Vince                   January 24, 2018            1,052        263.1500
Robin A. Vince*                  January 24, 2018            2,365        263.1508
John E. Waldron                  January 24, 2018            3,778        264.4991
Simon R. Watson                  January 24, 2018              986        264.9054
Andrew E. Wolff                  January 24, 2018            3,911        264.5527
Fadi Abuali                      January 25, 2018              584        268.9143
Nicole Vijay Agnew               January 25, 2018              278        270.0000
Jennifer A. Barbetta             January 25, 2018              531        266.7425
Steven K. Barg                   January 25, 2018               86        269.0200
Samuel S. Britton                January 25, 2018            2,246        269.3694
Lisa Opoku                       January 25, 2018              632        270.0200
David Coulson                    January 25, 2018            1,196        269.9690
Iain N. Drayton                  January 25, 2018              642        266.0900
Patrick J. Fels                  January 25, 2018              683        266.0900
Simon N. Holden                  January 25, 2018            1,000        269.0278
Hidehiro Imatsu                  January 25, 2018            5,000        268.2852
Maxim B. Klimov                  January 25, 2018              363        268.9179
Laurent Lellouche                January 25, 2018            2,372        269.7591
Eugene H. Leouzon                January 25, 2018              634        266.0900
Paget MacColl                    January 25, 2018              163        266.0900
David D. Miller                  January 25, 2018              215        266.9876
Thomas C. Morrow                 January 25, 2018            3,750        266.0900
Jyothsna Natauri                 January 25, 2018              635        268.1669
Padideh Nora Trojanow            January 25, 2018            1,000        266.6280
Francois J. Rigou                January 25, 2018            2,000        266.0900
Scott M. Rofey                   January 25, 2018              280        268.3221
Scott M. Rofey                   January 25, 2018              100        270.1300
Simon A. Rothery                 January 25, 2018            6,656        266.0900
Jason T. Rowe                    January 25, 2018              249        269.1100
Paul M. Russo                    January 25, 2018            1,000        267.9620
Suhail A. Sikhtian               January 25, 2018            4,907        268.5899
Kevin M. Sterling                January 25, 2018              398        269.1200
Kevin M. Sterling                January 25, 2018              886        269.8417
Gene T. Sykes*                   January 25, 2018            5,000        269.6388
John E. Waldron                  January 25, 2018            1,700        268.7852
Yoshihiko Yano                   January 25, 2018              622        266.0900
W. Thomas York Jr.*              January 25, 2018            3,896        268.6859
Raanan A. Agus                   January 26, 2018              362        267.9255
Philip S. Armstrong              January 26, 2018            1,474        267.8546
Andrew J. Bagley                 January 26, 2018              498        267.0541
Vivek J. Bantwal                 January 26, 2018              730        267.5000
Thomas J. Barrett III            January 26, 2018              824        267.7663

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Jonathan A. Beinner              January 26, 2018           11,912        267.3500
Tracey E. Benford                January 26, 2018            2,057        268.0540
Philip R. Berlinski              January 26, 2018            5,139        267.8500
Brian W. Bolster                 January 26, 2018              635        267.5305
Jill A. Borst                    January 26, 2018            1,419        267.3500
William C. Bousquette, Jr.       January 26, 2018              494        267.3561
Jason H. Brauth                  January 26, 2018            3,299        267.9500
Samuel S. Britton                January 26, 2018            2,246        267.3500
Steven M. Bunson                 January 26, 2018            1,253        267.3500
Robert A. Camacho                January 26, 2018              658        267.6837
Michael J. Carr                  January 26, 2018            4,685        267.1747
Alex S. Chi                      January 26, 2018            1,639        267.3500
Gary W. Chropuvka                January 26, 2018              734        267.8062
Darren W. Cohen                  January 26, 2018              282        268.3771
Thomas G. Connolly               January 26, 2018            1,672        268.0323
James V. Covello                 January 26, 2018            1,348        267.3500
Christopher A. Crampton          January 26, 2018              225        267.3500
Jennifer L. Davis                January 26, 2018              185        267.3200
Daniel L. Dees                   January 26, 2018            6,702        267.7864
Robert Drake-Brockman            January 26, 2018              629        267.4931
Michael P. Esposito              January 26, 2018            6,896        267.7164
Stephan J. Feldgoise             January 26, 2018            2,246        267.8027
Patrick J. Fels                  January 26, 2018              683        267.1625
Jonathan H. Fine                 January 26, 2018              635        267.3500
David A. Fox                     January 26, 2018            1,833        267.2381
Christopher G. French            January 26, 2018            1,348        268.0441
Johannes P. Fritze               January 26, 2018              376        267.7548
Matthew R. Gibson                January 26, 2018            1,821        267.9262
Jeffrey M. Gido                  January 26, 2018              582        267.3500
Nick V. Giovanni                 January 26, 2018              683        267.1139
John L. Glover III               January 26, 2018              731        268.1155
Court E. Golumbic                January 26, 2018              254        269.0000
Sarah J. Gray                    January 26, 2018              470        267.5564
Michael J. Graziano              January 26, 2018            4,433        268.5321
Bradley J. Gross                 January 26, 2018              946        267.3500
Carey Halio                      January 26, 2018              140        267.3500
Brian Michael Haufrect           January 26, 2018              231        267.9087
Amanda S. Hindlian               January 26, 2018              367        267.3500
Martin Hintze                    January 26, 2018            2,400        267.8149
Kenneth L. Hirsch                January 26, 2018              321        267.3440
Ericka T. Horan                  January 26, 2018              316        267.3500
Ericka T. Horan                  January 26, 2018              364        267.7620
Russell W. Horwitz               January 26, 2018              946        268.2011
Kathleen Hughes                  January 26, 2018              376        267.9901

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Russell E. Hutchinson            January 26, 2018              352        267.9657
Hidehiro Imatsu                  January 26, 2018           10,000        267.7996
Omer Ismail                      January 26, 2018              185        267.3681
William L. Jacob III             January 26, 2018            5,015        267.3500
Christian W. Johnston            January 26, 2018            9,653        267.3500
Andrew J. Jonas                  January 26, 2018            4,124        268.0000
Roy R. Joseph                    January 26, 2018              734        267.5000
Andre Helmut Kelleners           January 26, 2018              254        267.3500
Christopher Keogh                January 26, 2018              911        266.2117
Aasem G. Khalil                  January 26, 2018              399        268.0175
Tammy A. Kiely                   January 26, 2018              632        267.3500
Marie Louise Kirk                January 26, 2018              765        267.5592
Kathryn A. Koch                  January 26, 2018              377        267.3500
J. Christopher A. Kojima         January 26, 2018            8,216        267.7771
Kathy M. Matsui                  January 26, 2018            2,697        267.3500
Adam M. Korn                     January 26, 2018            3,794        267.3189
Meena K. Lakdawala               January 26, 2018              599        268.0000
Tuan Lam                         January 26, 2018              557        267.3500
Nyron Z. Latif                   January 26, 2018              786        267.1216
George C. Lee                    January 26, 2018            4,787        267.3500
Gregory P. Lee                   January 26, 2018              824        268.0000
David A. Lehman                  January 26, 2018            7,411        267.3500
Todd W. Leland                   January 26, 2018            5,390        267.7726
Gregg R. Lemkau                  January 26, 2018           10,113        267.5546
Gavin J. Leo-Rhynie              January 26, 2018              142        267.2370
David B. Ludwig                  January 26, 2018              524        267.8500
David B. Ludwig                  January 26, 2018              250        267.9000
Paget MacColl                    January 26, 2018              163        268.4200
Michael C. J. Marsh              January 26, 2018              731        268.6863
Alison J. Mass                   January 26, 2018            2,090        267.5776
Christina P. Minnis              January 26, 2018            1,694        269.0000
Joseph Montesano                 January 26, 2018            3,299        267.2803
Marc O. Nachmann                 January 26, 2018            2,000        268.0220
Ezra Nahum                       January 26, 2018            3,464        267.7854
Amol S. Naik                     January 26, 2018              506        267.3500
Una M. Neary                     January 26, 2018              379        268.6490
Jeffrey P. Nedelman*             January 26, 2018            3,794        267.8043
Michael Martin Paese             January 26, 2018              506        267.3500
Sheila H. Patel                  January 26, 2018            4,078        267.8141
Nirubhan Pathmanabhan            January 26, 2018            5,311        268.1605
Kim-Thu Posnett                  January 26, 2018              121        267.3500
Alexander E. Potter              January 26, 2018              588        267.8127
Gilberto Pozzi                   January 26, 2018            1,217        267.3500
Marko John Ratesic               January 26, 2018              254        267.3500

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Andrew K. Rennie                 January 26, 2018            1,123        267.9311
Michael J. Richman               January 26, 2018            1,348        267.3500
Scott M. Rofey                   January 26, 2018              280        267.8007
Jason T. Rowe                    January 26, 2018              172        267.9915
David T. Rusoff                  January 26, 2018              506        267.3500
Peter C. Russell                 January 26, 2018            5,675        267.7810
Jason M. Savarese                January 26, 2018              734        267.3500
Susan J. Scher                   January 26, 2018            1,045        267.3500
Joshua S. Schiffrin              January 26, 2018            4,619        268.0013
Stacy D. Selig                   January 26, 2018              324        268.5357
Gaurav Seth                      January 26, 2018            1,005        267.3500
Tejas A. Shah                    January 26, 2018              824        267.4483
Konstantin A. Shakhnovich        January 26, 2018            3,794        267.7908
Richard L. Siewert, Jr.          January 26, 2018              682        267.3500
Gavin Simms                      January 26, 2018            3,794        268.0000
Michael L. Simpson               January 26, 2018              632        267.3500
Steven H. Strongin               January 26, 2018            9,173        267.9378
Umesh Subramanian                January 26, 2018              379        269.0000
Michael S. Swell                 January 26, 2018            1,182        267.8853
Joseph D. Swift                  January 26, 2018              483        267.7470
Thomas D. Teles                  January 26, 2018            7,411        267.7743
Ryan J. Thall                    January 26, 2018              210        267.5890
Joseph K. Todd                   January 26, 2018              480        268.9283
Mark A. Van Wyk                  January 26, 2018            3,959        268.6528
Matthew P. Verrochi              January 26, 2018            3,299        268.1642
Ronnie A. Wexler                 January 26, 2018              588        267.8835
Elisha Wiesel                    January 26, 2018            2,508        267.3500
Andrew E. Wolff                  January 26, 2018            5,000        267.7871
Neil Edward Wolitzer             January 26, 2018              151        267.3500
Fadi Abuali                      January 29, 2018              317        271.6621
Charles F. Adams                 January 29, 2018              674        271.7663
Frances R. Bermanzohn            January 29, 2018            4,454        271.5742
Vivek Bohra                      January 29, 2018              650        272.1565
Clarence K. Brenan               January 29, 2018              785        272.9099
David E. Casner                  January 29, 2018            1,253        269.5000
Kenneth Gerard Castelino         January 29, 2018              682        271.7085
Massimiliano Ciardi              January 29, 2018              200        271.9100
Denis P. Coleman III             January 29, 2018            5,390        272.0625
Kathleen A. Connolly             January 29, 2018              231        271.1930
David Coulson                    January 29, 2018            1,196        270.5626
Massimo Della Ragione            January 29, 2018              808        271.5531
Joseph P. DiSabato               January 29, 2018              607        269.0162
Iain N. Drayton                  January 29, 2018              531        269.0400
Alessandro Dusi                  January 29, 2018              500        271.5140

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
David P. Eisman                  January 29, 2018            2,696        273.2152
Gary T. Giglio                   January 29, 2018              910        272.6452
Joshua Glassman                  January 29, 2018              446        271.5510
Peter Gross*                     January 29, 2018            5,000        273.6000
Martin Hintze                    January 29, 2018            1,115        271.3249
Martin Hintze                    January 29, 2018            1,272        271.4040
Simon N. Holden                  January 29, 2018            1,000        270.5271
Irfan S. Hussain                 January 29, 2018              588        272.4755
Simon J. Kingsbury               January 29, 2018            8,700        271.5748
Maxim B. Klimov                  January 29, 2018              800        272.2053
Meena K. Lakdawala               January 29, 2018              100        272.0800
Eric S. Lane                     January 29, 2018           11,549        271.1776
Ronald Lee                       January 29, 2018            1,131        270.0000
Laurent Lellouche                January 29, 2018            1,183        273.0762
Eugene H. Leouzon                January 29, 2018              632        270.6989
Brian T. Levine                  January 29, 2018           10,780        272.3638
Ryan D. Limaye*                  January 29, 2018            4,078        272.8467
Ryan D. Limaye*                  January 29, 2018            2,827        272.9944
David B. Ludwig                  January 29, 2018              350        271.9229
Richard M. Manley                January 29, 2018            1,284        269.9700
Matthew B. McClure               January 29, 2018            1,474        270.0000
John J. McGuire, Jr.             January 29, 2018            1,275        272.1653
David D. Miller                  January 29, 2018            1,891        271.3551
Sam Alexander Morgan             January 29, 2018            1,321        270.0000
Marc O. Nachmann                 January 29, 2018            6,090        271.3711
Francesco Pascuzzi               January 29, 2018              319        271.1619
Francesco Pascuzzi               January 29, 2018              184        271.2700
Anthony W. Pasquariello          January 29, 2018            1,320        272.0000
Nicholas W. Phillips             January 29, 2018            1,448        272.0806
Gilberto Pozzi                   January 29, 2018              604        269.0400
Robert Pulford                   January 29, 2018            1,272        271.0715
Sumit Rajpal                     January 29, 2018            5,015        272.2500
James H. Reynolds                January 29, 2018            1,097        269.0400
Francois J. Rigou                January 29, 2018              800        270.0000
Paul M. Russo                    January 29, 2018            1,000        271.9120
Julian Salisbury                 January 29, 2018           10,000        271.9044
Luke A. Sarsfield III            January 29, 2018            2,090        271.7302
Marshall Smith                   January 29, 2018            2,090        271.4861
Laurence Stein                   January 29, 2018            4,787        272.9371
Gene T. Sykes*                   January 29, 2018            5,000        271.3901
Harit Talwar                     January 29, 2018            1,000        272.0000
Jeremy Taylor                    January 29, 2018            1,422        272.1230
Pawan Tewari                     January 29, 2018            5,474        271.6880
Ben W. Thorpe                    January 29, 2018              760        272.6968
Oliver Thym                      January 29, 2018            1,000        272.0000

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Ashok Varadhan                   January 29, 2018            4,642        272.0192
Robin A. Vince                   January 29, 2018            2,000        273.2500
John E. Waldron                  January 29, 2018            2,078        271.6932
Simon R. Watson                  January 29, 2018              680        271.3971
David D. Wildermuth              January 29, 2018              750        271.3633
W. Thomas York Jr.*              January 29, 2018            3,000        271.5013
Richard N. Cormack               January 30, 2018            1,278        270.3900
Jeffrey R. Currie                January 30, 2018            1,234        267.8519
Joseph P. DiSabato               January 30, 2018              607        270.2503
David A. Fishman                 January 30, 2018              632        268.2647
Charles P. Himmelberg            January 30, 2018              923        270.5297
Shigeki Kiritani                 January 30, 2018            2,596        270.3900
Hugh J. Lawson                   January 30, 2018            1,429        270.3900
Puneet Malhi                     January 30, 2018            3,422        268.5834
Dermot W. McDonogh               January 30, 2018            1,056        269.2148
Kayhan Mirza                     January 30, 2018            5,491        268.9443
Gregory G. Olafson               January 30, 2018            4,597        270.1671
Gregory G. Olafson               January 30, 2018            4,825        270.2538
Scott M. Rofey                   January 30, 2018              279        269.2136
John R. Sawtell                  January 30, 2018            1,300        271.5354
Christoph W. Stanger             January 30, 2018            1,196        270.6000
Joseph Struzziery III            January 30, 2018              898        269.9356
David S. Thomas                  January 30, 2018              242        270.3900
Andrew E. Wolff                  January 30, 2018            2,700        268.6748
Philip S. Armstrong              January 31, 2018            1,474        269.0680
Andrew J. Bagley                 January 31, 2018              498        269.3400
Steven K. Barg                   January 31, 2018              887        270.0000
Thomas J. Barrett III            January 31, 2018              824        268.5716
Gareth W. Bater                  January 31, 2018            3,971        268.5000
Jonathan A. Beinner              January 31, 2018           11,912        268.5000
Philip R. Berlinski              January 31, 2018            4,932        269.4059
Brian W. Bolster                 January 31, 2018              635        269.5722
Jill A. Borst                    January 31, 2018            1,419        268.5000
William C. Bousquette, Jr.       January 31, 2018              494        268.5000
Sally A. Boyle                   January 31, 2018            1,899        270.0000
Samuel S. Britton                January 31, 2018            2,246        268.5000
Robert A. Camacho                January 31, 2018              658        268.5000
Michael J. Carr                  January 31, 2018              152        270.0000
R. Martin Chavez                 January 31, 2018           10,289        268.7188
R. Martin Chavez                 January 31, 2018            1,540        268.8170
Gary W. Chropuvka                January 31, 2018              678        268.4082
Darren W. Cohen                  January 31, 2018              282        268.5000
Stephanie E. Cohen               January 31, 2018              494        269.4344
Thomas G. Connolly               January 31, 2018            1,673        269.0000
Christopher A. Crampton          January 31, 2018              214        268.3087

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Jeffrey R. Currie                January 31, 2018              617        268.5000
Jennifer L. Davis                January 31, 2018              185        268.4608
Daniel L. Dees                   January 31, 2018            6,701        268.6798
Olaf Diaz-Pintado                January 31, 2018            1,286        268.5000
Joseph P. DiSabato               January 31, 2018              607        268.3714
Michele I. Docharty              January 31, 2018            1,056        269.0815
Robert Drake-Brockman            January 31, 2018              629        268.4390
Michael P. Esposito              January 31, 2018            1,695        266.5891
Michael P. Esposito              January 31, 2018            5,201        269.3096
Stephan J. Feldgoise             January 31, 2018            2,246        269.3044
Jonathan H. Fine                 January 31, 2018              635        268.5000
David A. Fox                     January 31, 2018            1,182        268.0229
Christopher G. French            January 31, 2018            1,346        268.5065
Johannes P. Fritze               January 31, 2018              376        268.5568
Matthew R. Gibson                January 31, 2018            1,821        269.4706
Jeffrey M. Gido                  January 31, 2018              582        268.3677
Gary T. Giglio                   January 31, 2018            1,694        270.0000
Nick V. Giovanni                 January 31, 2018              683        268.0105
Court E. Golumbic                January 31, 2018              235        268.5000
Sarah J. Gray                    January 31, 2018              506        268.4680
Michael J. Graziano              January 31, 2018            4,433        268.5002
Bradley J. Gross                 January 31, 2018              946        268.5000
Carey Halio                      January 31, 2018              140        268.5000
Brian Michael Haufrect           January 31, 2018              231        268.5000
Amanda S. Hindlian               January 31, 2018              352        268.5000
Martin Hintze                    January 31, 2018            3,672        268.7420
Martin Hintze                    January 31, 2018            1,115        268.9460
Kenneth L. Hirsch                January 31, 2018            1,821        268.4586
Kathleen Hughes                  January 31, 2018              376        263.3480
Omer Ismail                      January 31, 2018              185        269.5114
Andrew J. Jonas                  January 31, 2018              140        270.0000
Roy R. Joseph                    January 31, 2018              734        268.8296
Andre Helmut Kelleners           January 31, 2018              254        268.5000
Christopher Keogh                January 31, 2018              910        269.6796
Tammy A. Kiely                   January 31, 2018              633        268.5000
Kathryn A. Koch                  January 31, 2018              298        268.5000
J. Christopher A. Kojima         January 31, 2018            4,492        268.6685
Tuan Lam                         January 31, 2018              557        268.5000
Nyron Z. Latif                   January 31, 2018            1,561        268.4479
Hugh J. Lawson                   January 31, 2018            1,430        268.5000
Todd W. Leland                   January 31, 2018            5,390        268.6299
Laurent Lellouche                January 31, 2018            1,370        269.7680
Gavin J. Leo-Rhynie              January 31, 2018               70        268.5000
Paget MacColl                    January 31, 2018              168        268.7200

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Richard M. Manley                January 31, 2018            1,948        269.9700
Clifton C. Marriott              January 31, 2018              365        267.7700
Alison J. Mass                   January 31, 2018            2,090        269.7052
John J. McGuire, Jr.             January 31, 2018            1,123        269.8382
Sean T. McHugh                   January 31, 2018            1,399        268.5000
Joseph Montesano                 January 31, 2018            3,299        269.0061
Ezra Nahum                       January 31, 2018            3,465        268.6730
Amol S. Naik                     January 31, 2018              713        268.5000
Una M. Neary                     January 31, 2018              379        269.7332
Jeffrey P. Nedelman*             January 31, 2018            2,257        269.5915
Michael Martin Paese             January 31, 2018              506        268.5000
Anthony W. Pasquariello          January 31, 2018            1,141        270.0000
Sheila H. Patel                  January 31, 2018            4,869        268.6397
Kim-Thu Posnett                  January 31, 2018              121        268.5000
Gilberto Pozzi                   January 31, 2018            1,821        268.5000
Marko John Ratesic               January 31, 2018              504        268.5000
Kate D. Richdale                 January 31, 2018            4,126        268.8213
Michael J. Richman               January 31, 2018            1,348        268.5000
Scott M. Rofey                   January 31, 2018              268        269.4075
Jason T. Rowe                    January 31, 2018              172        268.2400
David T. Rusoff                  January 31, 2018              506        268.5000
Peter C. Russell                 January 31, 2018            5,675        268.5573
Luke A. Sarsfield III            January 31, 2018            1,045        269.6576
Susan J. Scher                   January 31, 2018            1,045        268.5000
Gaurav Seth                      January 31, 2018            1,005        268.5000
Tejas A. Shah                    January 31, 2018              824        268.9844
Konstantin A. Shakhnovich        January 31, 2018            3,794        268.6183
Richard L. Siewert, Jr.          January 31, 2018              480        269.8758
Gavin Simms                      January 31, 2018            3,794        269.0369
Michael L. Simpson               January 31, 2018              633        268.7626
Mark R. Sorrell                  January 31, 2018            2,614        268.5000
Steven H. Strongin               January 31, 2018            2,734        268.5000
Umesh Subramanian                January 31, 2018              379        269.0000
Michael S. Swell                 January 31, 2018            1,182        269.7368
Joseph D. Swift                  January 31, 2018              483        268.5670
Thomas D. Teles                  January 31, 2018            7,411        268.6455
Ryan J. Thall                    January 31, 2018              211        268.4922
Mark A. Van Wyk                  January 31, 2018            4,256        269.3006
Simone Verri                     January 31, 2018            6,595        268.4981
Simon R. Watson                  January 31, 2018              680        269.5132
Ronnie A. Wexler                 January 31, 2018              622        268.5538
Neil Edward Wolitzer             January 31, 2018              151        268.5000
Denise A. Wyllie                 January 31, 2018            4,871        268.5000
Raanan A. Agus                   February 1, 2018              758        266.0500

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Vivek J. Bantwal                 February 1, 2018              730        270.0000
Steven M. Barry                  February 1, 2018            5,035        267.9930
Gareth W. Bater                  February 1, 2018              759        266.0500
Jason H. Brauth                  February 1, 2018            3,299        269.9500
Michael J. Carr                  February 1, 2018            4,534        270.0070
David E. Casner                  February 1, 2018            1,123        271.0000
Kathleen A. Connolly             February 1, 2018              231        272.1395
David Coulson                    February 1, 2018            1,195        271.0542
Massimo Della Ragione            February 1, 2018              861        266.0500
Joseph P. DiSabato               February 1, 2018              607        266.1059
David P. Eisman                  February 1, 2018            1,348        271.6686
Patrick J. Fels                  February 1, 2018              683        270.0000
Peter E. Finn                    February 1, 2018            2,658        270.2015
Peter E. Finn                    February 1, 2018               47        270.2600
John L. Glover III               February 1, 2018              731        268.2683
John L. Glover III               February 1, 2018              224        269.6637
John L. Glover III               February 1, 2018            1,065        270.3709
Justin G. Gmelich                February 1, 2018            5,000        268.2741
Alexander S. Golten              February 1, 2018              291        270.0000
Ericka T. Horan                  February 1, 2018              311        269.2629
Russell E. Hutchinson            February 1, 2018              279        268.4615
Andrew J. Jonas                  February 1, 2018            3,984        270.5105
Andrew J. Kaiser                 February 1, 2018            2,043        270.2324
Andrew J. Kaiser*                February 1, 2018            2,833        270.2324
Aasem G. Khalil                  February 1, 2018              399        270.0500
Adam M. Korn                     February 1, 2018            3,794        270.4500
Eric S. Lane                     February 1, 2018            2,500        270.1053
Eric S. Lane                     February 1, 2018            1,063        270.1146
Eric S. Lane                     February 1, 2018            6,549        270.1218
Eric S. Lane                     February 1, 2018            1,437        270.3500
Bruce M. Larson                  February 1, 2018            1,372        266.2158
Eugene H. Leouzon                February 1, 2018              633        272.0000
Ryan D. Limaye*                  February 1, 2018            2,000        270.8330
Ryan D. Limaye*                  February 1, 2018            2,078        271.1456
Kyriacos Loupis                  February 1, 2018            4,288        268.4541
David B. Ludwig                  February 1, 2018              100        268.5200
David B. Ludwig                  February 1, 2018              250        268.5300
David B. Ludwig                  February 1, 2018              274        269.3000
David B. Ludwig                  February 1, 2018              200        270.3500
David B. Ludwig                  February 1, 2018              250        270.9000
David B. Ludwig                  February 1, 2018              150        271.7500
Peter J. Lyon                    February 1, 2018            4,180        270.1482
Michael C. J. Marsh              February 1, 2018              731        270.0692
John W. McMahon                  February 1, 2018            8,468        269.6420

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Milton R. Millman III            February 1, 2018            7,446        270.0071
Milton R. Millman III            February 1, 2018            3,724        272.0000
Christina P. Minnis              February 1, 2018            1,694        269.0000
Sam Alexander Morgan             February 1, 2018            1,322        271.5000
Marc O. Nachmann                 February 1, 2018            2,500        269.9330
Marc O. Nachmann                 February 1, 2018            4,911        270.0656
Francesco Pascuzzi               February 1, 2018              503        266.0500
Anthony W. Pasquariello          February 1, 2018              179        272.2300
Andrew K. Rennie                 February 1, 2018            1,123        269.5775
Scott M. Rofey                   February 1, 2018              277        270.6417
Pablo J. Salame                  February 1, 2018           10,000        270.4214
Joshua S. Schiffrin              February 1, 2018            4,965        268.4123
Stacy D. Selig                   February 1, 2018              163        270.7584
Nicholas Sims                    February 1, 2018            2,000        268.0000
Nicholas Sims                    February 1, 2018            1,000        270.0000
Nicholas Sims                    February 1, 2018              612        271.0000
Kevin M. Sterling                February 1, 2018              886        271.6658
Harit Talwar                     February 1, 2018            1,000        270.2370
David S. Thomas                  February 1, 2018              242        270.0000
Ben W. Thorpe                    February 1, 2018              376        270.3666
Matthew P. Verrochi              February 1, 2018            2,980        270.0000
John E. Waldron                  February 1, 2018            3,778        270.0000
Aaron M. Arth                    February 2, 2018              750        270.0000
Steven M. Bunson                 February 2, 2018              177        264.9056
David E. Casner                  February 2, 2018              130        270.0000
Joseph P. DiSabato               February 2, 2018              607        269.9851
Sheara J. Fredman                February 2, 2018            1,764        270.0181
Elizabeth M. Hammack             February 2, 2018            1,500        268.0000
John J. Kim                      February 2, 2018            1,708        260.0400
Elizabeth Gregory Martin         February 2, 2018              306        262.0033
Francois J. Rigou                February 2, 2018            1,879        270.0000
Joseph Struzziery III            February 2, 2018              898        269.0000
Joseph P. DiSabato               February 5, 2018              607        257.3074
Carlos Fernandez-Aller           February 5, 2018            3,628        260.2898
Elizabeth M. Hammack             February 5, 2018            1,888        259.0000
Jorg H. Kukies                   February 5, 2018            4,545        256.6083
Todd W. Leland                   February 5, 2018              484        255.1973
David B. Ludwig                  February 5, 2018              150        257.6500
John G. Madsen                   February 5, 2018            2,171        262.3759
John A. Mahoney                  February 5, 2018            2,000        258.4631
Scott M. Rofey                   February 5, 2018              293        254.7800
John R. Sawtell                  February 5, 2018            1,200        254.9992
Yoshihiko Yano                   February 5, 2018            1,248        257.5100
Deborah R. Beckmann              February 6, 2018              430        250.0000

                                                                    Price Per Share
Covered Person                      Trade Date     Number of Shares     (in $)
--------------                   ----------------- ---------------- ---------------
Joshua Glassman                   February 6, 2018              223        257.3735
David B. Ludwig                   February 6, 2018              100        258.3500
David B. Philip                   February 6, 2018            5,015        253.0331
Scott M. Rofey                    February 6, 2018              290        257.4972
Andrew E. Wolff                   February 6, 2018            4,000        252.6714
Andrew E. Wolff                   February 6, 2018            3,000        258.0000
Charles F. Adams                  February 7, 2018              674        260.3601
R. Martin Chavez                  February 7, 2018            1,540        258.9851
R. Martin Chavez                  February 7, 2018           10,289        268.7188
Thomas C. Morrow                  February 7, 2018            3,900        256.1178
Jyothsna Natauri                  February 7, 2018            1,270        260.0000
James H. Reynolds                 February 7, 2018            1,277        255.9000
Paul M. Russo                     February 7, 2018            1,000        259.2880
Harit Talwar                      February 7, 2018              678        260.0000
Joseph K. Todd                    February 7, 2018              481        260.1366
Canute H. Dalmasse                February 8, 2018            1,439        257.2971
John A. Mahoney                   February 8, 2018            2,000        256.8651
Christopher W. Taendler           February 8, 2018              635        255.9413
Laurence Stein                    February 9, 2018            1,687        249.1345
Thomas G. Connolly               February 12, 2018            6,935        253.4857
Jeffrey M. Gido                  February 12, 2018               36        249.9400
Andrew M. Gordon*                February 12, 2018            2,000        255.5556
Macario Prieto                   February 12, 2018            1,819        255.0000
Scott M. Rofey                   February 12, 2018              296        250.1714
Christopher W. Taendler          February 12, 2018              635        254.0000
Deborah R. Beckmann              February 13, 2018              430        255.4109
Scott M. Rofey                   February 13, 2018              292        255.5137
Klaus B. Toft                    February 13, 2018              295        252.0100
Charles F. Adams                 February 14, 2018            1,348        260.0000
Lisa Opoku                       February 14, 2018            1,265        258.5792
Michael J. Daum                  February 14, 2018              500        262.0000
Joshua Glassman                  February 14, 2018              224        261.0579
Andrew M. Gordon*                February 14, 2018            2,000        260.0000
Peter Hermann                    February 14, 2018            2,812        260.0000
Andrew J. Kaiser                 February 14, 2018            3,700        262.3500
Brian T. Levine                  February 14, 2018            1,389        262.2655
David B. Ludwig                  February 14, 2018              150        262.1500
David B. Ludwig                  February 14, 2018              200        262.5000
Sumit Rajpal                     February 14, 2018            5,015        262.1120
Scott M. Rofey                   February 14, 2018              288        259.7343
Jason M. Savarese                February 14, 2018              734        261.8732
Michael H. Siegel                February 14, 2018            1,419        261.5000
Michael H. Siegel                February 14, 2018            1,419        262.1539
Nishi Grose                      February 14, 2018            1,398        262.0766

                                                                    Price Per Share
Covered Person                      Trade Date     Number of Shares     (in $)
--------------                   ----------------- ---------------- ---------------
Nishi Grose                      February 14, 2018              602        262.2288
Laurence Stein                   February 14, 2018            1,600        261.9819
Thomas Tormey                    February 14, 2018            1,500        262.0726
Robin A. Vince                   February 14, 2018            2,000        258.7500
Adam J. Zotkow                   February 14, 2018              585        258.2576
Adam J. Zotkow                   February 14, 2018              200        260.6450
Massimiliano Ciardi              February 15, 2018              100        266.2100
Michael J. Daum                  February 15, 2018              500        266.3940
Iain N. Drayton                  February 15, 2018              531        265.7600
David A. Fox                     February 15, 2018              248        267.6081
Gabriel Elliot Gelman            February 15, 2018            1,000        267.0000
Andrew M. Gordon*                February 15, 2018            3,000        265.7600
William L. Jacob III             February 15, 2018            5,015        265.7600
Maxim B. Klimov                  February 15, 2018              412        264.7335
David B. Philip                  February 15, 2018            5,015        265.7729
Lawrence J. Restieri, Jr.        February 15, 2018            1,289        265.7600
Scott M. Rofey                   February 15, 2018              283        264.0441
Thomas Tormey                    February 15, 2018            1,500        267.2393
Robin A. Vince                   February 15, 2018            1,987        266.5000
Andrew E. Wolff                  February 15, 2018              412        266.6031
Adam J. Zotkow                   February 15, 2018              185        266.5400

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                   Price Per Share
Covered Person                      Trade Date    Number of Shares     (in $)
--------------                   ---------------- ---------------- ---------------
Andrea Vella.................... February 6, 2018           50,000        250.0000
Avinash Mehrotra................ February 8, 2018              300        250.0000
Vijay M. Karnani................ February 9, 2018            2,000        240.0000
Vijay M. Karnani................ February 9, 2018            2,000        247.0000

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                       Number  Strike  Number                Number
                                         of    Price  of Shares Sales Price of Shares
  Covered Person     Date of Exercise  Options (in $) Withheld    (in $)      Sold
   --------------    ----------------- ------- ------ --------- ----------- ---------
Marshall Smith        January 22, 2018  2,000  78.78    1,161    261.0100       839
W. Thomas York, Jr.   January 22, 2018  3,000  78.78    1,731    260.6400     1,269
Patrick M. Street     January 23, 2018 10,116  78.78    6,386    258.9650     3,730
Isabelle Ealet        January 25, 2018 10,000  78.78    6,268    266.3800     3,732
Isabelle Ealet        January 25, 2018  5,000  78.78    3,131    267.5790     1,869
Isabelle Ealet        January 25, 2018  5,000  78.78    3,131    267.6400     1,869
Isabelle Ealet        January 25, 2018  5,000  78.78    3,127    269.0100     1,873
Isabelle Ealet        January 25, 2018  5,000  78.78    3,125    269.5000     1,875
W. Thomas York, Jr.   January 25, 2018  3,000  78.78    2,007    269.8700       993
Wassim G. Younan      January 25, 2018 20,000  78.78    5,840    269.8350    14,160
Isabelle Ealet        January 26, 2018  5,000  78.78    3,130    267.9900     1,870
Isabelle Ealet        January 26, 2018  5,000  78.78    3,128    268.5500     1,872
David M. Solomon      January 29, 2018 64,000  78.78   42,748    271.5300    21,252
W. Thomas York, Jr.   January 29, 2018  3,000  78.78    2,004    271.5900       996
Isabelle Ealet        January 30, 2018  5,000  78.78    3,120    271.2900     1,880
Wassim G. Younan      January 30, 2018 10,000  78.78    2,918    270.0000     7,082
Isabelle Ealet        January 31, 2018  5,000  78.78    3,126    269.0300     1,874
Isabelle Ealet        January 31, 2018  5,000  78.78    3,124    270.0000     1,876
Isabelle Ealet        February 1, 2018     16  78.78       10    270.2000         6
Isabelle Ealet        February 1, 2018  4,984  78.78    3,113    270.3400     1,871
Isabelle Ealet        February 1, 2018  5,000  78.78    3,122    270.5300     1,878
Isabelle Ealet        February 1, 2018  5,000  78.78    3,121    271.0200     1,879
Wassim G. Younan      February 1, 2018 10,000  78.78    2,917    270.1049     7,083
Wolfgang Fink         February 7, 2018 11,386  78.78    7,207    261.6700     4,179
Julian Salisbury     February 14, 2018  4,812  78.78    2,999    261.9000     1,813

                                                                        ANNEX D

ITEM 6.       DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED
              PERSONS.

The following Covered Persons have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on February 15, 2018:

                                                      Strike
                             Instrument and Number of Price
      Covered Person            Position     Shares   (in $) Maturity Date
      --------------         -------------- --------- ------ --------------
Vivek Bohra                   Call Written      1,000    300 April 20, 2018
Steven M. Bunson              Call Written        600    270 April 20, 2018
Steven M. Bunson              Call Written        600    270  July 20, 2018
Gabriel Elliot Gelman         Call Written      1,000    265  July 20, 2018
Hidehiro Imatsu               Call Written      3,000    280 April 20, 2018
Gwen R. Libstag               Call Written*     5,300    270 April 20, 2018
Julian Salisbury              Call Written     10,000    270 March 16, 2018
Michael H. Siegel             Call Written      1,400    255 April 20, 2018
Alejandro Vollbrechthausen    Call Written*    10,000    260 April 20, 2018

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

                                          By:     /s/ Benjamin J. Rader
                                                  -----------------------------
                                          Name:   Benjamin J. Rader
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).